COACTIVE MARKETING GROUP, INC.
                                 75 Ninth Avenue
                            New York, New York 10011
                                 (212) 660-3800


                                                  August 18, 2006


VIA FAX and EDGAR
-----------------
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549
Attention: Beverly A. Singleton
           Staff Accountant

                  Re:      CoActive Marketing Group, Inc.
                           Item 4.01 Form 8-K
                           Filed July 26, 2006
                           File No. 0-20394


Ladies and Gentlemen:

         This is to respond to your letter dated July 27, 2006 with respect to the above referenced matter. The numbered paragraphs below correspond to the numbered paragraphs in your letter. Concurrently herewith, CoActive Marketing Group, Inc. ("Registrant") is filing an amendment (the "8-K Amendment") to its Current Report on Form 8-K filed on July 26, 2006 (the "Form 8-K" and together with the 8-K Amendment, the "Filing").

         1. The 8-K Amendment discloses that the auditor-client relationship with BDO Seidman, LLP ("BDO") effectively terminated on August 15, 2006, and updates the Form 8-K to indicate that there were no disagreements with BDO through the effective date of their resignation.

         2. The 8-K Amendment discloses that BDO's resignation has been communicated to Registrant's audit committee.

         3. The 8-K Amendment is being filed within four business days after the effective date of BDO's resignation and includes as Exhibit 16 BDO's letter indicating that they agree with the disclosures in Item 4.01 of the 8-K Amendment.

         The Registrant hereby acknowledges:

         o the Registrant is responsible for the adequacy and accuracy of the disclosure in the Filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
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Securities and Exchange Commission
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         o        the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                       Very truly yours

                                       COACTIVE MARKETING GROUP, INC.


                                       By: /s/ ERWIN MEVORAH
                                           -------------------------------------
                                           Erwin Mevorah,
                                           Chief Financial Officer